Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY "TD SMART INC." IS DULY INCORPORATED UNDER THE LAWS OF THE STATE OF DELAWARE AND IS IN GOOD STANDING AND HAS A LEGAL CORPORATE EXISTENCE SO FAR AS THE RECORDS OF THIS OFFICE SHOW, AS OF THE TWENTIETH DAY OF AUGUST, A.D. 2024.



Jeffrey W. Bullock, Secretary of State

2502463 8300

SR# 20243359990

You may verify this certificate online at corp.delaware.gov/authver.shtml

Authentication: 204203546

Date: 08-20-24

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:59 PM 10/17/2023
FILED 06:59 PM 10/17/2023
SR 20233753870 - File Number 2502463

CERTIFICATE OF INCORPORATION
OF
TD SMART INC.

ARTICLE I

The name of the corporation is TD Smart Inc. (the "Corporation").

ARTICLE II

The address of the Corporation's registered office in the State of Delaware is 8 The Green, STE A, in the City of Dover, County of Kent, Delaware 19901. The name of the registered agent at such address is A Registered Agent, Inc.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law, as the same exists or as may hereafter be amended from time to time.

ARTICLE IV

The total number of shares of capital stock which the Corporation is authorized to issue is 255,000,000 shares of common stock, par value $0.000001 per share ("Common Stock"), of which 217,500,000 are designated as "Class A Voting Common Stock" and 37,500,000 are designated as "Class B Non-Voting Common Stock". The rights, preferences, powers, privileges, and the restrictions, qualifications and limitations of the Common Stock are identical other than in respect of voting rights, which are as follows:

Each holder of the Class A Voting Common Stock shall have the right to one vote per share of Class A Voting Common Stock, and shall be entitled to notice of any stockholders' meeting in accordance with the bylaws of the Corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law. Class B Non-Voting Common Stock shall be non-voting and the holders of Class B Non-Voting Common Stock shall have no right to vote or receive notice of any stockholders' meeting or vote at any such stockholder's meeting, except as specifically required by law.

The number of authorized shares of Class B Non-Voting Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

ARTICLE V

The name and mailing address of the incorporator are as follows: Usman Shaikh, Esq., 427 N Canon Drive, Suite 206, Beverly Hills, CA 90210.

ARTICLE VI

In furtherance and not in limitation of the powers conferred by statute, the board of directors of the Corporation is expressly authorized to make, alter, amend or repeal the bylaws of the Corporation.

ARTICLE VII

Elections of directors need not be by written ballot unless otherwise provided in the bylaws of the Corporation.

ARTICLE VIII

The personal liability of the directors of the corporation for monetary damages for breach of fiduciary duty as a director shall be eliminated to the fullest extent permitted by the General Corporation Law of Delaware. The corporation is authorized to indemnify, and advance expenses, to its officers, employees, other agents of the corporation and any other person to which the General Corporation Law of Delaware permits the corporation to provide indemnification to the fullest extent permitted by applicable law.

Any repeal or modification of this Section Eighth, by amendment of such section or by operation of law, shall not adversely affect any right or protection of a director, officer, employee or other agent of the corporation existing at the time of, or increase the liability of any such person with respect to any acts or omissions in their capacity as a director, officer, employee, or other agent of the corporation occurring prior to, such repeal or modification.

I, the undersigned, as the incorporator of the Corporation, have signed this Certificate of Incorporation as of October 13, 2023.

/s/ Usman Shaikh
Usman, Shaikh, Esq., Incorporator